UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

APRIL 11, 2011

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA (Jurisdiction of incorporation or organisation) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA (Address of principal executive offices)	ENGLAND AND WALES (Jurisdiction of incorporation or organisation) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: April 11, 2011	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary

NEWS RELEASE

Release time	IMMEDIATE

Date	11 April 2011

Number	12/11

BHP BILLITON SUCCESSFULLY COMPLETES A$6.0 BILLION (US$6.3 BILLION) OFF-MARKET BUY-BACK OF BHP BILLITON LIMITED SHARES

BHP Billiton today announced the successful completion of its off-market tender buy-back (Off-Market Buy-Back) of BHP Billiton Limited shares. The final transaction size of A$6.0 billion (US$6.3 billion) has enabled BHP Billiton Limited to buy back 147 million shares, which represents 4.4 per cent of the issued share capital of BHP Billiton Limited.

The final price for the Off-Market Buy-Back has been set at A$40.85 per share, which represents a discount of 14 per cent to the market price of A$47.4985 per share.1 The final price has allowed BHP Billiton to purchase a significant amount of BHP Billiton Limited shares at a material discount to the market price. The Off-Market Buy-Back is expected to have a positive impact on BHP Billiton’s earnings per share, cash flow per share and return on equity. As a result, the Off-Market Buy-Back is expected to benefit all BHP Billiton shareholders regardless of location, tax status or participation in the Off-Market Buy-Back.

BHP Billiton Group Executive and Chief Financial Officer, Alex Vanselow, said “We are pleased to have successfully completed this transaction, which returns capital to participating investors in an expeditious manner while maximising economic value for all our shareholders. When combined with our ongoing commitment to invest in high quality growth opportunities and our progressive dividend policy, today’s announcement further demonstrates the disciplined and predictable manner in which we approach capital deployment.”

BHP Billiton has now repurchased US$7.8 billion worth of BHP Billiton Limited and BHP Billiton Plc shares under the capital management program that was reactivated on 16 November 2010 and expanded to US$10 billion on 16 February 2011. Subject to market conditions, BHP Billiton expects that the US$2.2 billion remaining on this program will be completed through further share buy-backs by the end of the 2011 calendar year.

Due to the strong demand for the Off-Market Buy-Back, a scale back of tenders was required. Subject to exclusions due to a minimum price condition, shareholders who tendered their shares at a 14 per cent discount and/or as final price tenders will have a priority allocation of 125 shares bought back before the scale back is applied. As a result of the 78.27 per cent scale back, successful shareholders will have 21.73 per cent of their shares tendered in excess of the priority allocation bought back.

To ensure that registered shareholders with small holdings are not disadvantaged, the scale back was structured so that successful shareholders who tendered all of their shares at a 14 per cent tender discount and/or as a final price tender and who would be left with 50 shares or less as a result of the priority allocation and scale back, will have all of their shares bought back in full.

For shareholders who have successfully tendered their shares, A$40.57 of the Off-Market Buy-Back price is treated for Australian tax purposes as a fully franked dividend. For Australian capital gains tax purposes, the deemed capital proceeds are A$9.31, being the A$0.28 capital component plus A$9.03, which is the excess of the tax value over the buy-back price.2

Payments to bank accounts and dispatch of cheques for shares bought back are expected to be completed on Monday, 18 April 2011. Shares that have been tendered into the Off-Market Buy-Back but not bought back are expected to be released to shareholders during Monday, 11 April 2011.

Shareholders who have any enquiries in relation to their tenders may contact the BHP Billiton buy-back enquiry line on 1300 612 584 within Australia, 0800 451 521 within New Zealand or +61 3 9415 4868 if calling from outside of Australia or New Zealand, or visit our website www.bhpbilliton.com.

Refer to the Appendix for a summary of the key results regarding the Off-Market Buy-Back.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia	United Kingdom & South Africa
Brendan Harris, Investor Relations	Andre Liebenberg, Investor Relations
Tel: +61 3 9609 4323 Mobile: +61 437 134 814	Tel: +44 20 7802 4131 Mobile: +44 7920 236 974
email: Brendan.Harris@bhpbilliton.com	email: Andre.Liebenberg@bhpbilliton.com

Samantha Stevens, Media Relations	United Kingdom & Americas
Tel: +61 3 9609 2898 Mobile: +61 400 693 915	Ruban Yogarajah, Media Relations
email: Samantha.Stevens@bhpbilliton.com	Tel: US +1 713 966 2907 or UK +44 20 7802 4033
Mobile: UK +44 7827 082 022
Amanda Buckley, Media Relations	email: Ruban.Yogarajah@bhpbilliton.com
Tel: +61 3 9609 2209 Mobile: +61 419 801 349 email: Amanda.Buckley@bhpbilliton.com	Americas
Scott Espenshade, Investor Relations
Kelly Quirke, Media Relations	Tel: +1 713 599 6431 Mobile: +1 713 208 8565
Tel: +61 3 9609 2896 Mobile: +61 429 966 312	email: Scott.Espenshade@bhpbilliton.com
email: Kelly.Quirke@bhpbilliton.com

Fiona Martin, Media Relations
Tel: +61 3 9609 2211 Mobile: +61 427 777 908 email: Fiona.Martin2@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: 180 Lonsdale Street	Registered Office: Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1BH United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton group which is headquartered in Australia

[1]

The market price of A$47.4985 is calculated as the volume weighted average price (VWAP) of BHP Billiton Limited ordinary shares over the five trading days up to and including the closing date of 8 April 2011.

[2]

The tax value of A$49.88 was calculated as A$46.55 adjusted for the movement in the BHP Billiton Plc closing price on the London Stock Exchange on 21 February 2011 of GBP 23.745 to the BHP Billiton Plc opening price on the London Stock Exchange on 8 April 2011 of GBP 25.445, as indicated by the Australian Taxation Office.

APPENDIX

KEY OFF-MARKET BUY-BACK RESULTS

Size	A$ (US$	6.0 billion 6.3 billion)
Market price (please refer to footnote 1 on previous page)	A$	47.4985
Buy-back discount		14%
Buy-back price		$40.85
Scale back		78.27%
Number of BHP Billiton Limited shares bought back		147 million
Percentage of BHP Billiton Limited issued capital		4.4%
Percentage of BHP Billiton Group issued capital		2.7%
Capital component	A$	0.28
Additional capital component	A$	9.03
Fully franked dividend component	A$	40.57
Tax value (please refer to footnote 2 on previous page)		$49.88